

September 13, 2023

Lei Chen
Co-Chief Executive Officer
PDD Holdings Inc.
First Floor, 25 St Stephen's Green
Dublin 2, D02 XF99
Ireland

>   **Re: PDD Holdings Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2022**
>   **Filed April 26, 2023**
>   **File No. 001-38591**

Dear Lei Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 5. Operating and Financial Review and Prospects
Results of Operations, page 89

1.   In your letters dated August 19, 2022, October 12, 2022 and December 8, 2022 in response to our prior comments on your 20-F for the fiscal year ended December 31, 2021 (comments 13, 3 and 2, respectively), you noted the number of active buyers and annual spending per active buyer was disclosed to help investors understand the magnitude of the period-to-period changes in your results of operations, particularly revenue. You also undertook to disclose more clearly the relationship between providing more value-added services to merchants and the increase in average transaction services as a percentage of GMV. We note your current filing does not disclose GMV, the number of active buyers or annual spending per active buyer. Accordingly, please expand your disclosure regarding the results of your operations, and particularly revenue, consistent with your

Lei Chen
PDD Holdings Inc.
September 13, 2023
Page 2

prior response letters or in another fashion so as to provide further analysis of the changes in your results of operations between periods consistent with Item 5 of Form 20-F. To the extent you cite multiple factors impacting the changes between periods, please quantify and disclose those factors. If those factors are not quantifiable, please tell us how you determined they are drivers of the changes between periods and your basis for citing them.

<u>Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 127</u>

2. We note your statement that you reviewed your register of members and the public EDGAR filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

3. We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for "PDD Holdings Inc. or the VIE." We also note that your list of principal subsidiaries and consolidated variable interest entity in Exhibit 8.1 indicates that you have subsidiaries in the PRC, Hong Kong and countries outside China that are not included in your VIE. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
    *   With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
    *   With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

4. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kyle Wiley at (202) 344-5791 or Jennifer Thompson at (202) 551-3737 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. Please contact James Giugliano at (202) 551-3319 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on financial statement related matters or any other questions.

                                                   Sincerely,

                                                   Division of Corporation Finance
                                                   Office of Trade & Services